UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEW RELEASE

Release Time	IMMEDIATE

Date	17 September 2020

Release Number	14

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “LEGAL NOTICES” BELOW).

BHP’s subordinated note repurchase plan - pricing and early acceptance of Tenders

BHP announced today the pricing and early acceptance of Tenders pursuant to its global multi-currency subordinated note repurchase plan.

BHP Billiton Finance (USA) Limited (“BHPB Finance (USA) Limited”) and BHP Billiton Finance Limited (“BHPB Finance Limited” and, together with BHPB Finance (USA) Limited, the “Companies” and each a “Company”) today announced the pricing and early acceptance of Tenders pursuant to BHP’s global multi-currency subordinated note repurchase plan, announced on 2 September 2020, which includes:

(a)

an invitation by BHPB Finance (USA) Limited to eligible holders of its outstanding US$2,250,000,000 6.750 per cent. Subordinated Non-Call 10 Fixed Rate Reset Notes due 2075 guaranteed by BHP Group Limited and BHP Group Plc (the “Parent Companies”) (ISIN: US055451AX66 (Rule 144A) / USQ12441AB91 (Reg S)) (the “US Dollar Notes”); and

(b)

an invitation by BHPB Finance Limited to eligible holders of its outstanding €750,000,000 5.625 per cent. Subordinated Non-Call 9 Fixed Rate Reset Notes due 2079 guaranteed by BHP Group Limited and such Notes and such guarantee being guaranteed by BHP Group Plc (ISIN: XS1309436910) (the “Euro Notes”; the Euro Notes and the US Dollar Notes each being a “Series”, and any notes within any such Series being the “Notes”, and the eligible holders of any Notes, the “Holders”), to offer to tender such Notes for repurchase by the relevant Company for cash (together, the “Offers”), on the terms and conditions set out in a tender offer memorandum dated 2 September 2020 prepared by the Companies in connection with the Offers (the “Tender Offer Memorandum”).

Capitalised terms not defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

Pricing and early acceptance

The Early Tender Deadline for the Offers was 5:00 p.m., New York time, on 16 September 2020 (the “Early Tender Deadline”) and pricing of the Offers took place at or around 10:00 a.m., New York time today, 17 September 2020.

The table below contains a summary of the final pricing of the Offers and the principal amount of Notes the Companies have accepted for purchase pursuant to the Offers following the Early Tender Deadline.

Notes	ISIN	Principal amount outstanding		Acceptance Priority Level	Reference Yield	Fixed Spread	Early Consideration	Late Consideration	Pro- Rating Factor	Final Acceptance Amount		Principal amount outstanding after Early Settlement Date
US Dollar Notes	US055451AX66 (Rule 144A) / USQ12441AB91 (Reg S)	US$	2,250,000,000	1	0.263%	170 bps	$1,230.38 per $1,000	N/A	N/A	US$	1,504,232,000	US$	745,768,000
Euro Notes	XS1309436910		€750,000,000	2	-0.451%	150 bps	€1,182.01 per €1,000	N/A	9.4971%		€35,267,000		€714,733,000

The FX Rate at the Pricing Time was €1.00 = US $1.1808.

Offer Cap, Acceptance Priority Levels and Pro-Rating Factors

The Tenders validly submitted and not withdrawn by the Early Tender Deadline exceeded the Offer Cap of US$1,900,000,000.

As further described in the Tender Offer Memorandum, the aggregate principal amount of each Series that will be purchased pursuant to the Offers has been determined in accordance with the Acceptance Priority Levels, with Acceptance Priority Level 1 being the highest and Acceptance Priority Level 2 being the lowest. The Companies have accepted all US Dollar Notes validly tendered pursuant to the relevant Offer, having Acceptance Priority Level 1, before any validly tendered Euro Notes, having Acceptance Priority Level 2.

As the total amount payable (excluding Accrued Interest) for validly tendered Euro Notes would (together with the total amount payable (excluding Accrued Interest) for validly tendered US Dollar Notes), if all such Euro Notes were purchased, exceed the Offer Cap, the Euro Notes have been accepted on a pro-rata basis such that total amount payable (excluding Accrued Interest) for all Notes validly tendered in the Offers and accepted for purchase does not exceed the Offer Cap. The Pro-Rating Factor applied to the Euro Notes is set out in the table above.

The total Final Acceptance Amount (in the case of the Euro Notes, by converting the principal amount of Euro Notes validly tendered and accepted for purchase pursuant to the relevant Offer into US Dollars at the FX Rate) is US$ 1,545,875,273.60.

Although the Offers are scheduled to expire at 11:59 p.m., New York time, on 30 September 2020, as the Offer Cap has been reached by the Early Tender Deadline, no Notes tendered after the Early Tender Deadline will be purchased pursuant to the Offers regardless of the Acceptance Priority Level of such Notes.

Early Settlement

The Early Settlement Date for the Notes accepted for purchase pursuant to the Offers, as set out in the above table, is expected to be 21 September 2020, the third Business Day after the Early Tender Deadline. Holders will also receive Accrued Interest on the Notes validly tendered and accepted for purchase in the Offers from (and including) the immediately preceding interest payment date for such Notes to (but excluding) the Early Settlement Date, in each case determined in accordance with the terms and conditions of the relevant Series.

Notes not accepted for purchase will be promptly returned to the tendering Holders or, in the case of Notes tendered by book-entry transfer, such Notes will be promptly credited to the account maintained at the relevant Clearing System from which Notes were delivered.

Further Information

Holders may contact the Lead Dealer Managers or the Tender and Information Agent using the contact details below:

LEAD DEALER MANAGERS

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Telephone (London): +44 (0) 20 7545 8011

Telephone (US Toll Free): +1 (866) 627 0391

Telephone (US): +1 (212) 250 2955

Attention: Liability Management Group

Merrill Lynch International

2 King Edward Street

London, EC1A 1HQ

United Kingdom

Telephone (London): +44 20 7996 5420

Telephone (U.S. Toll Free): +1 (888) 292 0070

Telephone (U.S.): +1 (980) 387 3907

Attention: Liability Management Group

Email: DG.LM-EMEA@bofa.com

In respect of the Offer for the US Dollar Notes:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States of America

Telephone (U.S. Toll-Free): (866) 834-4666

Telephone (U.S. Collect): (212) 834-3424

Attention: Liability Management Group

In respect of the Offer for the Euro Notes:

J.P. Morgan Securities plc

25 Bank Street

London E14 5JP

United Kingdom

Telephone: +44 20 7134 2468

Attention: Liability Management

Email: liability_management_EMEA@jpmorgan.com

TENDER AND INFORMATION AGENT
Lucid Issuer Services Limited
Tankerton Works 12 Argyle Walk London WC1H 8HA Attention: David Shilson / Owen Morris Phone: +44 (0)20 7704 0880 Email: bhp@lucid-is.com

Legal notices

This announcement must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which must be read carefully before any decision is made with respect to the Offers described in this announcement. If any Holder is in any doubt about any aspect of the Offers and/or the action it should take, it is recommended to seek its own legal, tax and financial advice from its stockbroker, bank manager, counsel, accountant or other independent adviser. The Dealer Managers are acting exclusively for the Companies and no one else in connection with the arrangements described in this announcement and the Tender Offer Memorandum and will not be responsible to any Holder for providing the protections which would be afforded to customers of the Dealer Managers or for advising any other person in connection with the Offers.

This announcement is for informational purposes only and is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, and neither this announcement nor the Tender Offer Memorandum constitutes an offer or invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum, and the transactions contemplated by the Offers, may be restricted in certain jurisdictions by law. Persons into whose possession the Tender Offer Memorandum comes are required by BHPB Finance Limited, BHPB Finance (USA) Limited, the Parent Companies, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions. The materials relating to the Offers, including this announcement, do not constitute, and may not be used in connection with, an offer or solicitation in any place where, or from any person to or whom, offers or solicitations are not permitted by law.

None of the Companies, the Parent Companies, the Dealer Managers or the Tender and Information Agent or any of their respective directors, employees or affiliates make any representation or recommendation whatsoever regarding this announcement, the Tender Offer Memorandum or the Offers or whether any Holder should submit Tenders or refrain from doing so, and no one has been authorised by any of them to make any such recommendation. None of the Companies, the Parent Companies, the Dealer Managers or the Tender and Information Agent (or any of their respective directors, officers, employees, agents or affiliates) is providing Holders with any legal, business, tax or other advice in this announcement and/or the Tender Offer Memorandum.

NEITHER THIS ANNOUNCEMENT NOR THE TENDER OFFER MEMORANDUM HAS BEEN REVIEWED BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES, THE UNITED KINGDOM OR THE EUROPEAN ECONOMIC AREA, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS ANNOUNCEMENT NOR THE TENDER OFFER MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000 (as amended). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). Each of this announcement and the Tender Offer Memorandum is only available to Relevant Persons and the transaction contemplated therein will be available only to, or engaged in only with, Relevant Persons, and no person other than Relevant Persons should act on or rely on this announcement, the Tender Offer Memorandum or any of its contents.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) in relation to the Offers has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other regulatory authority in Australia and the Tender Offer Memorandum does not comply with Division 5A of Part 7.9 of the Corporations Act.

No offers or applications will be made or invited for the purchase of any or all Notes in Australia (including an offer or invitation which is received by a person in Australia).

This announcement, the Tender Offer Memorandum and any other offering material or advertisement relating to any or all Notes will not be distributed or published in Australia, unless: (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Tender Offer Memorandum on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

Therefore, the Offers may only be carried out in the Republic of Italy pursuant to an exemption under article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders of each Series of Notes that are resident and/or located in the Republic of Italy may tender their Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offers.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France. This announcement and the Tender Offer Memorandum and any other document or material relating to the Offers have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129. Neither this announcement nor the Tender Offer Memorandum has been nor will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

General

Neither this announcement, the Tender Offer Memorandum nor any other materials relating to the Offers constitutes an offer to buy or the solicitation of an offer to sell Notes (and Tenders will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. If a jurisdiction requires that the Offers be made by a licensed broker or dealer and any of the Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Companies in that jurisdiction.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 17, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Company Secretary